THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO 63101

May 1, 2007

Dee Anne Sjögren
314-552-6295
FAX 314-552-7295
EMAIL dsjogren@thompsoncoburn.com

VIA EDGAR
Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street
Washington, D.C.

Re:	Builders Fixed Income Fund, Inc. (File Nos. 333-30221 and 811-08273)

Dear Christian:

We are responding to your comments with respect to Builders Fixed Income Fund, Inc.’s (the “Fund’s”) post-effective amendment no. 18 to its registration statement on Form N-1A pursuant to Rule 485(a) (the “PEA”).

Comment: In the “Risk/Return Summary,” add disclosure regarding potential risks of sub-prime mortgage originators, if applicable.

Response: As we discussed, the Fund’s manager has been advised by its sub-adviser, Principal Global Investors, LLC, that the Fund has not invested in direct debt obligations of sub-prime mortgage originators. However, the Fund may own bonds of large financial institutions that have a small portion of their business tied to sub-prime lending, such as Wells Fargo or Morgan Stanley. In response to your comment, we propose to add the following disclosure under “Risk/Return Summary”

Interest Rate Risk. …..To the extent that the Fund owns bonds of large financial institutions that have a portion of their business tied to sub-prime lending, the Fund may be subject to indirect risk caused by widening of interest rate spreads in other fixed income sectors as a result of the sub-prime mortgage market risk.

Comment: In the table under “Fees and Expenses of Investing in the Fund,” indent the two sub-categories of “Other Expenses” and show a new line item “Total Other Expenses.”

Response: As requested, we have revised the fee table as follows:

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees [1]	0.32%
Distribution (12b-1) Fees	0.10%
Other Expenses [2] 0.20% Interest Expense 0.56% Total Other Expenses	0.76%

Total Annual Fund Operating Expenses	1.18%
Fee Waiver [3]	-0.02%
Net Annual Fund Operating Expenses	1.16%

2 “Other Expenses” include operating expenses other than the management fees and distribution fees.

Comment: Under “More Information about Principal Strategies,” the Fund discloses that it may invest up to 35% of its assets in securities rated lower than A-/A3. Disclose this policy under “Risk/Return Summary - Credit Risk.”

Response: As requested, we have revised this section as follows:

Credit Risk: An issuer could default on its obligation to pay interest and repay principal. The Fund may invest up to 35% of its total assets in fixed income, variable rate or floating rate securities which are rated at the time of purchase lower than A-/A3 by S&P or Moody’s, respectively, or similarly rated by another national rating agency or, are unrated, but determined to be of comparable quality by the Subadviser; provided, however, the Fund may invest no more than 15% of its total assets in securities which are rated at the time of purchase lower than BBB-/Baa3 by S&P or Moody’s, respectively, or similarly rated by another national rating agency or, are unrated but determined to be of comparable quality by the Subadviser. Obligations rated lower than BBB-/Baa3 by S&P or Moody’s, respectively, or similarly rated by another national rating agency or, are unrated, but determined to be of comparable quality by the Subadviser, are considered to have speculative characteristics and are subject to greater credit and market risk than higher-rated securities.

Comment: Under “Management of the Fund - About the Portfolio Managers,” disclose the duties of the portfolio managers other than Mr. Patton Roark and disclose any limitations on their abilities.

Response: As requested, we have revised this section as follows:

The portfolio managers at Richmond Capital Management operate as a team, sharing authority and responsibility for research and the day-to-day management of the portfolio. Mr. Patton H. Roark, Jr., CFA, serves as lead portfolio manager responsible for implementing, through individual security selection, the broad policy decisions determined by the investment team. As lead Portfolio Manager, Mr. Roark is also responsible for portfolio management matters relating to the ProLoan Program. Additionally, short-term trading strategies, which may include but are not limited to, duration and yield curve management or sector or security selection, may be implemented upon the direction of the team of Mr. Roark, Mr. Howard K. Bos, CFA, and Mr. William H. Schultz, CFA. The portfolio managers other than Mr. Roark are members of Richmond Capital Management’s portfolio management team and they work together to design and implement portfolio strategies. Each portfolio manager is authorized to purchase or sell securities on behalf of the Fund, with no limitations or restrictions on their portfolio management roles.

 Comment: Under “Purchase, Redemption and Valuation of Fund Shares,” revise the disclosure regarding valuation of the Fund’s ProLoan mortgage-backed securities to state that the formula approximates fair value.

Response: As requested, we have revised this section as follows:

The Fund commits to acquire ProLoan mortgage-backed securities when such securities are issued up to 270 days after the origination of the underlying ProLoans. This “pipeline” of ProLoan mortgage commitments is valued at the price at which the Fund could assign the commitments to a third party, as long as this price is considered by the Manager to ~~equal no more than~~ approximate fair market value. The Board of Directors has approved the following formula for determining this price:…….. The Board monitors this formula on a regular basis and may revise the formula as necessary to approximate fair value without notice to shareholders.

We trust that the above are responsive to your comments. Also attached as Exhibit A is a Tandy letter. As you requested, the Fund will file a post-effective amendment no. 19 to its registration statement on Form N-1A pursuant to Rule 485(a) on Tuesday, May 1st to incorporate the changes above and to include the accountant’s consent as an exhibit to the PEA.

We previously filed acceleration requests requesting that the Staff declare the Fund’s registration statement effective as of April 30, 2007 or as soon thereafter as possible. The Fund is scheduled to reinvest dividends on May 1st, and we would appreciate your assistance in accelerating PEA No. 19th to May 1st. Please let me know immediately if you need anything more from us in order to make this happen. We appreciate your prompt assistance.

Very truly yours,

Thompson Coburn LLP

/s/ Dee Anne Sjögren

cc: Mr. John Stewart
President, Builders Fixed Income Fund, Inc.

EXHIBIT A

BUILDERS FIXED INCOME FUND, INC.

In connection with post-effective amendment no. 18 to the registration statement on Form N-1A of the Builders Fixed Income Fund, Inc. (the “Fund”), the undersigned hereby states as follows:

1.	The Fund acknowledges that all disclosures contained in the registration statement are the responsibility of the Fund;

2.
The Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.
The Fund represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

BUILDERS FIXED INCOME FUND, INC.

By:____________________________
John W. Stewart, President